Exhibit 21.1

Fuel Doctor Holdings, Inc.

List of Subsidiaries

Name	Jurisdiction

Charging Robotics Ltd. (1)	Israel
Revoltz Ltd. (2)	Israel

(1)	Charging Robotics Ltd. is a wholly-owned subsidiary of Charging Robotics Inc.
(2)	Revoltz Ltd. is a majority-owned subsidiary (51.07%) of Charging Robotics Inc.